Summarized Minutes of the Meeting of the Fiscal Council DATE AND TIME: On February 23, 2026, at 4:30 p.m. Chair: Gilberto Frussa. QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council. RESOLUTIONS UNANIMOUSLY ADOPTED: 1. The members of the Fiscal Council met to review and provide their opinions on the following proposals to be submitted to the Company’s Extraordinary General Meeting: 1.1. To resolve on the “Protocol and Justification” setting forth the terms and conditions for the merger of Banco Itaucard S.A. (“Itaucard”) into the Company, with a base date of December 31, 2025 ( “Transaction”); 1.2. To ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes – PwC as the specialized firm responsible for preparing the appraisal report on the book equity of Itaucard to be merged into the Company (“Appraisal Report”); 1.3. To resolve on the Appraisal Report, based on Itaucard’s balance sheet as of December 31, 2025; and 1.4. To resolve on the Transaction, without an increase in the Company’s capital stock. 2. After reviewing and discussing the proposals, the Board members resolved to issue the following opinion: “Having completed their review of the documents pertaining to the proposals to be submitted to the Extraordinary General Meeting, the regular members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. are of the opinion that these documents accurately reflect the Company’s financial position and financial condition,

Summarized Minutes of the Meeting of the Fiscal Council and that the merger of Banco Itaucard S.A. by the Company, as well as its legal implications, legitimately represent the interests of the Company’s shareholders, in compliance with applicable legal and statutory rules and procedures.” Closing: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), February 23, 2026. (undersigned) Gilberto Frussa – Chairman of the Fiscal Council; Eduardo Hiroyuki Miyaki and Marcelo Maia Tavares de Araújo – Councilors. Gustavo Lopes Rodrigues Investor Relations Officer